FREESTAR TECHNOLOGY CORPORATION
                               CALLE FANTINO FALCO
                               J.A. BAEZ BUILDING
                                    2ND FLOOR
                        SANTO DOMINGO, DOMINICAN REPUBLIC
                                  (809)368-2001


                                                                August 25, 2005


VIA EDGAR  AND FAX

Ms. Tamara Tagen, CPA
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549


Re: FreeStar Technology Corporation
    File No. 0-28749
    Form 10-KSB for June 30, 2004
    Form 10-KSB/A for June 30, 2004
    Form 10-QSB for the quarters ended September 30, 2004,
    December 31, 2004 and March 31, 2005


Dear Ms. Tagen:

     Further to our telephone conversation earlier today and our letter dated 28th of July 25, 2005, regretfully we find ourselves in a position were we are not able to meet the extended date of August 26th, 2005 to respond to the comments in your letter

     Presently we are in the process of preparing our Form 10-KSB for the twelve months ended June 30th 2005 and due to our limited financial resources and personnel, we will not be able to respond to the comments by August 26, 2005. Accordingly, we respectfully request an extension of time until September 15, 2005 to allow us and our advisors to fully research and prepare complete and accurate responses to the comments. We would be obliged if you could afford us the extended time needed, and we are confident that we can meet the proposed date of September 15th, 2005.

     We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.



                                                 Sincerely,


                                                 FREESTAR TECHNOLOGY CORPORATION

                                                 /s/  Paul Egan
                                                 --------------------------
                                                 Paul Egan
                                                 President